August 18, 2022

BY EDGAR

Benjamin Holt

Pam Howell

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	dMY Squared Technology Group, Inc.

Amendment No. 2 to Draft Registration Statement on Form S-1

Submitted July 7, 2022

CIK No. 0001915380

Dear Mr. Holt and Ms. Howell:

We set forth below the response of dMY Squared Technology Group, Inc. (the “Company”) to the comment of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in its letter dated July 18, 2022 with respect to the Amendment No. 2 to the draft Registration Statement on Form S-1 (the “Registration Statement”) confidentially submitted on July 7, 2022. We have reproduced below in bold the Staff’s comment and have provided the Company’s response following the comment.

Amendment No. 2 to Draft Registration Statement on Form S-1 submitted July 7, 2022

General

1.

We note disclosure in the risk factor on pages 38-39 that your sponsor, initial shareholders, officers, directors and affiliates may purchase shares from public stockholders for the purpose of voting those shares in favor of a proposed business combination, thereby increasing the likelihood of the completion of the combination. Please explain how such purchases would comply with the requirements of Rule 14e-5 under the Exchange Act. Refer to Tender Offer Rules and Schedules Compliance and Disclosure Interpretation 166.01 for guidance.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that no “covered person” within the meaning of Rule 14e-5(c)(3)(iv) will engage in any unlawful activity as defined in Rule 14e-5(a). The Company has revised the disclosure, which can be found on pages 22, 23, 38 and 39 of the updated Registration Statement.

***************************

We hope that the Company’s response above adequately addresses the Staff’s comment. If the Staff has any questions or requires any additional information, please do not hesitate to contact Adam J. Brenneman at Cleary Gottlieb Steen & Hamilton LLP at (212) 225-2704.

Very truly yours,

/s/ Harry L. You
Harry L. You
Co-Chief Executive Officer, Chairman and Director

cc:	Niccolo de Masi

Co-Chief Executive Officer and Director

dMY Squared Technology Group, Inc.

Adam J. Brenneman

Cleary Gottlieb Steen & Hamilton LLP